HOWARD GROEDEL
direct 216.583.7118
direct fax 216.583.7119
hgroedel@ulmer.com

December 1, 2010
VIA EDGAR AND HAND DELIVERY
Karen J. Garnett, Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CTPartners Executive Search LLC
Amendment No. 5 to Form S-1
Filed December 1, 2010
File No. 333-169224
Dear Ms. Garnett:
     We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 1, 2010 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by CTPartners Executive Search LLC (the “Company”) on September 3, 2010. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 5 (the “Amendment No. 5”) to the Registration Statement to reflect changes made in response to comments set forth in the Comment Letter. All page references are to the version of Amendment No. 5 filed on the date hereof.
     Please find enclosed four copies of Amendment No. 5 marked to show changes from Amendment No. 4. The changes reflected in Amendment No. 5 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Karen J. Garnett
December 1, 2010

Outstanding Equity Awards at December 31, 2009, page 54
1.	We note that you have disclosed the dollar amount of the expected payout to Mr. Sullivan and Mr. Nocifora in footnotes (5) and (6). Please tell us why the dollar amounts disclosed in the footnotes are different from the payout amounts disclosed on page 57 under the heading “Certain Relationships and Related Party Transactions”.
RESPONSE: In response to the Staff’s comment, Footnotes (5) and (6) to the Outstanding Equity Awards at December 31, 2009 table on page 54 disclose the payout value of the performance units that are not vested at December 31, 2009; the payout amounts disclosed on page 57 under the heading “Certain Relationships and Related Party Transactions” include payments being made for both vested and unvested performance units. The Company has revised the disclosure on page 57 to expressly disclose that the payout amounts are for all “vested and unvested” performance units.
Notes to Consolidated Financial Statements, page F-7
Note 6. Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-17
2.	We note your response to prior comment 7 and reissue the comment in part. We note that the amounts disclosed here and in the Performance Unit Plan and Summary Compensation Table sections on page 53 appear to be the value of the underlying units, rather than the grant-date fair value of the performance units. We also note in your response that you use the intrinsic value method to measure compensation expenses related to the performance units at each measurement date, rather than fair value. Please revise, as applicable, to remove disclosures stating that the performance units are measured at fair value and to disclose the intrinsic value of the performance units, rather than the value of the underlying units. Refer to ASC 718-10-50-2.
RESPONSE: In response to the Staff’s comment, the Company has revised the Summary Compensation Table on page 53 and Footnote (4) thereto on page 54 and the disclosure on pages F-17 and F-18, and pages F-31 and F-32.

Karen J. Garnett
December 1, 2010

     We are grateful for your assistance in the matter. Please do not hesitate to call me at 216.583.7118 with any questions you may have with respect to the foregoing.
Sincerely,
Howard Groedel

cc:	Brian M. Sullivan, Chief Executive Officer
CTPartners Executive Search LLC